NEWS RELEASE

February 14, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

Cardero Advances Iron Sands Project, Peru

Iron Grade Consistent at Depth

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce the results of its initial surface and borehole sampling program on its 100% owned, 32,000 hectare Iron (Fe) Sands Project located within the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru.  Details of a conference call to be held February 16th, 2006 can be found at the end of this release.

The Company’s medium to short-term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, the Company has focussed its initial exploration work on the Pampa El Toro area, with additional magnetite bearing areas within the Company’s large claim block to be examined in due course.

The results from the initial surface magnetite sampling of the Pampa El Toro area have tentatively defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration.  In detail, the magnetite bearing areas may be subdivided into two areas; referred to as the Toro West and Toro South-East respectively.

The Toro West portion encompasses an area of up to roughly 11 km2 within which there is a higher grade area of up to some 7 km2 containing an average of 7.5 wt. % magnetic minerals on surface.  Within this higher grade zone, individual sample results range from 6.2 to 9.9 wt. % magnetic minerals.  The total width of this higher grade zone is presently undefined, and an infill sampling program, presently in progress, is designed to define the extent of this area.

On the basis of the preliminary sampling to date, the Toro South-East area encompasses approximately 4 km2, but remains partially open to the south-east.

A total of 172 surface sand samples were collected from 135 sites in the Pampa El Toro area on a coarsely spaced, 1000 by 500 metre, staggered reconnaissance-scale sampling grid at pre-arranged coordinates to ensure that sample site selection biases were eliminated.  Quality control evaluation of the duplicate sample results indicates that there is a high degree of homogeneity in the results.

Concurrently, and in tandem with the surface sample processing, it was decided to conduct a 13 borehole percussion drilling program in December 2005, the aim of which was simply to gain information regarding potential depth of the sand accumulations.  Accordingly, the drilling was carried out on a widely spaced, nominal 2 kilometre grid.

Of the 13 boreholes collared, 12 intersected in excess of 100 metres of sand.  All boreholes were sampled at 5 metre intervals.  Each interval contained approximately 200-250 kilograms of sand, which was riffle split down to a single 25-30 kilogram composite sample for magnetic separation.  A total of 286 composite borehole samples, together with an additional 29 splitter duplicate samples, were prepared in this fashion.  Initial magnetic separation of the upper 30 meters (correlates to two 15 metre mine bench intervals) of each borehole has now been completed and work is proceeding on-site to magnetically separate the outstanding (deeper) intervals.

The mean of the average magnetic mineral content, in the upper 30 meters, of those six boreholes with the greatest results is 5.7 wt. % magnetic minerals.  Broadly equivalent results were obtained in the corresponding surface samples.  Simply put, the results indicate that surface sample sites showing elevated magnetite concentrations also contain elevated magnetite concentrations to at least 30 metres depth.

Four boreholes were collared within or adjacent to the Toro West area (note that, as of yet, no boreholes have tested the internal approximately 7 km2 area containing the highest surface magnetite grades) and three within or adjacent to Toro South East.  The results of the interval sampling of the top 30 metres of all boreholes, together with the equivalent surface sample results, are tabulated below:

Area	Surface Sample (wt.% magnetite)	Borehole – Ave. 30m composite result (wt.% magnetite)	Total Borehole composite result (wt. % magnetite)
Toro West*
PET-01	5.2 wt . %	4.0 wt . %	In progress
PET-02 (1km E of area)	4.1 wt . %	5.8 wt . %	3.6 wt. % over 141m
PET-05 (adjacent)	4.3 wt . %	4.8 wt . %	4.6 wt. % over 141m
PET-08	5.8 wt .%	7.2 wt . %	In progress
Toro South East
PET-07	6.3 wt . %	4.8 wt . %	In progress
PET-09 (collared in low grade corridor 1km SE of area)	3.1 wt . %	3.8 wt . %	In progress
PET-10	8.8 wt . %	5.2 wt . %	In progress
Pampa El Toro (non specific)
PET-03	4.9 wt. %	5.7 wt . %	4.3 wt. % over 100m inc. 5.4 wt. % over 0-60m
PET-4A (Active Dune)	4.2 wt . %	2.8 wt . %	In progress
PET-06 (collared 1km W of area in same low grade corridor as PET-09 above)	1.8 wt . %	3.8 wt . %	In progress
PET-11	4.4 wt . %	4.2 wt . %	In progress
PET-12	5.8 wt . %	5.5 wt . %	In progress
PET-13A	2.7 wt . %	5.0 wt. %	In progress

                                                      *Note: No boreholes tested the approximately 7km2 higher grade surface zone.

These preliminary results are interpreted to indicate that magnetite homogeneity, as evidenced by the surface samples, generally continues to at least 30 meters depth.

Analysis of total iron, titanium, vanadium and other constituents in the Pampa El Toro magnetic concentrates is currently underway at Acme Analytical Laboratories, Vancouver and the results are anticipated to be received in the near future.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

A detailed, 250 by 250 metre, surface infill sand sampling program is currently underway at both Toro West and Toro South East and, as of the start of February, an additional 204 surface samples had been collected.  The results of this program will enable Cardero to construct a more detailed picture of the surface distribution of magnetite in these areas.

The Company is sufficiently encouraged by these results to be in the process of appointing an independent engineering firm to provide ongoing technical assistance with the aim of ultimately producing a N.I. 43-101 compliant mineral resource estimate for the Iron Sands Project.  Contingent on their findings and recommendations, the Company envisages conducting a definition drill campaign during the first or second quarters of 2006, the aim of which will be to provide sufficient information to allow the calculation of a magnetite resource estimate.

Following the contemplated definition drill campaign, the resultant magnetite concentrate will be used to commission a full Midrex Fastmelt® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

Based on the Company’s knowledge to date, and contingent on ongoing favourable results, the Company presently envisages the following mining scenario for the Iron Sands Project:

Magnetite bearing sands would be mined using bucket wheel excavators, belt wagons and ore conveyors to supply a large, dry magnetic separation plant.  The magnetic separation plant is expected to produce a 60 wt. % or higher iron concentrate which is anticipated to also contain substantial titanium and vanadium concentrations.  The magnetite concentrate will be transported via covered trucks to a Midrex FASTMELT® plant, located on the coast.  The non-magnetic silica sand waste fraction will be conveyed off-deposit via a reclamation spreader system.

The initial Midrex FASTMELT® Plant is anticipated to be rated at 500,000 tonnes of premium pig iron per year.  Assuming positive results from the proposed slag beneficiation studies, it is anticipated that titanium and vanadium may be recovered from the resultant slag material.  Additional Midrex FASTMELT® Plants may be added in the future, depending upon the underlying demand.  Preliminary operating cost estimates provided by Midrex suggest that pig iron could be produced at the lower end of the cost curve.

“The results to date demonstrate that significant concentrations of magnetite bearing sands occur over a large area and at depth on the property,” stated Henk Van Alphen, President of Cardero.  “Furthermore, the metallurgical test results by Midrex indicate that it is possible to produce a very high quality pig iron, together with potentially important by-product titanium and vanadium from the ‘waste’ slag component, from this easily mined material.  Cardero’s strategy going forward is to fast-track the project to a point where we define sufficient mineralization to support a 20-30 year mining operation”.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The surface sampling and drill programs on the Iron Sands project are supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Conference Call

The Company will hold a conference call on Thursday, February 16, 2006 at 7:30 a.m. Pacific Time for approximately 60 minutes, to discuss the Iron Sands project please request the “Cardero – Iron Sands” conference call, the dial-in numbers are:

Toll-Free (North America): 1-877-375-2162

Toll-Free (International): 1-973-582-2751

Cardero is well financed with $12 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.